BDO Seidman, LLP [LETTERHEAD]
                               330 Madison Avenue
                            New York, New York 10017
                            Telephone: (212) 885-8000
                               Fax: (212) 697-1299

July 21, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Sir or Madam:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on June 30, 2000 filed by our former client, Digitec 2000, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. However, we believe that the Commission should be advised that:

1) The restatement of the 10Qs for the periods ended September 30, 1998, December 31, 1998, and March 31, 1999 related to audit adjustments discovered during the June 30, 1999 audit. These audit adjustments related to the fair value of certain warrants issued in connection with the $1.2 million financing during the quarter ended September 30, 1998 and their related amortization and liabilities incurred for unrecorded and unfiled federal excise tax returns with related interest and penalties.

2) The restatement of the June 30, 1998 10K was related to the classification of excess minutes processed by Premiere Communications, Inc., a stockholder and prior main supplier of the registrant, as cost of sales instead of advertising creating a net gross loss and certain missing disclosures related to the concentration of outstanding receivables.

3) BDO Seidman, LLP communicated to the management and audit committee of the registrant during and after the fiscal 1999 and 1998 audits certain issues related to the lack of management and material weaknesses in the Company's internal controls. These issues included:

      a. Inadequate closing procedures and a lack of personnel with expertise in SEC regulations, tax laws, and a current understanding of recently issued accounting pronouncements under generally accepted accounting principles resulting in late and inaccurate filings of financial statements and tax returns;

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      b. Failure of the Company to file federal and state income tax returns and excise tax returns and delinquent filings of payroll tax returns;

      c. Lack of monthly and quarterly analysis related to estimations for reserves, depreciation and amortization, and the impairment of certain customer lists resulting in fourth quarter adjustments;

      d. Lack of monthly and quarterly reconciliations between the subsidiary and general ledgers; and

      e. Lack of adequate general controls over accounting and information systems including incomplete records at certain divisions and subsidiaries, an inadequate review process by management, and a lack of segregation of duties among employees in certain areas.

The audit committee and management informed BDO Seidman, LLP that these issues were being addressed and represented deadlines for certain items to be rectified. Senior management of the Company made representations that all delinquent tax returns were expected to be filed by January 1, 2000, to the best of our knowledge these returns have not yet been filed.

Very truly yours,


/s/ BDO Seidman, LLP
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BDO Seidman, LLP